Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands)	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Earnings:
Loss before benefit from income taxes	$(99,375)	$(9,789)	$(186,699)	$(48,412)
Interest expense	343,810	266,386	694,443	523,379
Implicit interest in rents	3,040	4,038	6,475	7,746

Total earnings	$247,475	$260,635	$514,219	$482,713

Fixed charges:
Interest expense	$343,810	$266,386	$694,443	$523,379
Implicit interest in rents	3,040	4,038	6,475	7,746

Total fixed charges	$346,850	$270,424	$700,918	$531,125

Ratio of earnings to fixed charges*	0.71	0.96	0.73	0.91

*	Earnings did not cover total fixed charges by $99.4 million for the three months ended June 30, 2011 and $186.7 million for the six months ended June 30, 2011. Earnings did not cover total fixed charges by $9.8 million for the three months ended June 30, 2010 and $48.4 million for the six months ended June 30, 2010.

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